UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Market legislation, hereby communicates the following:

RELEVANT EVENT

In connection with the relevant event of March 28, 2012 (Filing No. 160866),
BBVA hereby submits, for purposes of articles 26.1.e) and 41.1.d) of Royal
Decree 1310/2005 of November 4, this supplementary document to the Information
Document relating to the free-of-charge capital increase by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented.

Madrid, April 11, 2012

SUPPLEMENTARY DOCUMENT TO THE INFORMATION DOCUMENT

CAPITAL INCREASE CHARGED TO VOLUNTARY RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

April 11, 2012

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D)
OF ROYAL DECREE 1310/2005 OF NOVEMBER 4.

Disclaimer: The English version is a free translation of the original in Spanish for information purposes only. In the event of discrepancy, the Spanish original will prevail

1. INTRODUCTION

This document (the “Supplementary Document”) has been issued to supplement the information provided in the information document relating to the capital increase charged to voluntary reserves approved by the ordinary general shareholders’ meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the
“Bank”) held on March 16, 2012, under item 4.1 of the fourth point of its agenda
(the “Capital Increase”), which was published by means of a relevant event on
March 28, 2012, with filing number 160866 (the “Information Document”).
Capitalized terms used but not defined herein have the meanings assigned to them in the Information Document.

This Supplementary Document sets forth below the information relating to the
Capital Increase which was outstanding at the date of publication of the
Information Document and, in particular, the number of shares to be issued (with the possibility of incomplete subscription being expressly provided for), the number of free allotment rights necessary to receive one new share (“NAR”) and the price at which BBVA has undertaken to acquire free allotment rights from shareholders, in the terms set forth in the Information Document.

This Supplementary Document and the Information Document have been issued in accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of
November 4, which provide that the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Capital Increase will not be necessary
“provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This
Supplementary Document together with the Information Document constitute such document. This Supplementary Document and the Information Document are available on the CNMV’s website (www.cnmv.es) and the Bank’s website (www.bbva.com).

2. SUPPLEMENTARY INFORMATION TO THE INFORMATION DOCUMENT

The Executive Committee of BBVA, in its meeting held on April 11, 2012, has agreed to implement the Capital Increase in accordance with the terms approved by the ordinary general shareholders’ meeting of BBVA held on March 16, 2012, under item 4.1 of the fourth point of its agenda, and by the Board of Directors of BBVA, in its meeting held on March 28, 2012. In accordance with the formulas approved by these bodies, the Executive Committee has approved the following parameters concerning the Capital Increase:

(i) The number of new shares to be issued as a consequence of the execution of the Capital Increase (“New Shares”) will be 107,682,603 New Shares.

  Accordingly, the aggregate nominal value of the Capital Increase will be
€52,764,475.47, which is the product of multiplying the number of New Shares
107,682,603 by the nominal value of €0.49 per New Share.

The number of New Shares to be issued is the result of applying the formulas provided for in the applicable resolution adopted by the ordinary general shareholders’ meeting of BBVA held on March 16, 2012, under item 4.1 of the fourth point of its agenda, and by the Board of Directors of BBVA, in its meeting held on March 28, 2012, considering that the number of old shares outstanding is 5,061,082,378  (“NOS”), that the reference market value is
€615,000,000 (“RMV”) and that the reference price is €5.677 (“reference price”
or “RP”).   On this basis:

(a) The number of rights to be assigned (“rights to be assigned” or “NAR”) is
47, in accordance with the formula in the shareholders’ and board’s resolutions
(rounded up to the nearest whole number):

NAR = RP x NOS / RMV

which, as applied, results in:

NAR = €5.677 x 5,061,082,378 / 615,000,000 = 47

(b) The number of New Shares to be issued is 107,682,603 New Shares, in accordance with the formula in the shareholders’ and board’s resolutions
(rounded down to the nearest whole number):

New Shares = NOS / NAR

which, as applied, results in:

New Shares = 5,061,082,378 / 47 = 107,682,603

Notwithstanding this, the number of New Shares actually issued and, as a result, the nominal value of the Capital Increase may be less than the foregoing depending on the number of rights acquired by the Bank pursuant to its undertaking to acquire the free allotment rights for a fixed price.  BBVA will waive the free allotment rights acquired pursuant to such undertaking.  As a result, only those shares corresponding to the free allotment rights which have not been acquired by BBVA pursuant to its undertaking will be issued.

The New Shares will be issued at their nominal value of forty-nine euro cents
(€0.49) per New Share, without issuance premium.

(ii) The number of rights necessary to receive one New Share is 47.
BBVA shareholders who appear as such in the book-entry registries of Sociedad de
Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.
(“Iberclear”) at 23:59 Madrid time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry
(“Boletín Oficial del Registro Mercantil”) (envisaged for April 13, 2012) will receive a free allotment right for each BBVA share held.

 Consequently, such shareholders will have a right to receive one New Share for each 47 shares held by them on such date.

To ensure that all free allotment rights are effectively exercisable and that the number of New Shares to be issued is a whole number, BBVA has renounced 37 rights corresponding to 37 shares held as treasury shares.

(iii) The fixed purchase price of each freely allotted right assumed by BBVA is
€0.118 per right, in accordance with the formula approved by the ordinary general shareholders’ meeting of BBVA held on March 16, 2012, under item 4.1 of the fourth point of its agenda, and by the Board of Directors of BBVA, in its meeting held on March 28, 2012 (rounded to the nearest thousandth of a euro and, in the case of a half of a thousandth of a euro, the immediately higher thousandth of a euro):

Purchase price = RP / (NAR +1)

which, as applied, results in:

Purchase price = 5.677 / (47 + 1) = €0.118

Accordingly, shareholders who wish to receive a dividend in cash can sell their rights to BBVA at a gross fixed price of €0.118 per right.

As indicated in the Information Document, this option is granted exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

BBVA’s undertaking to acquire rights at this fixed price will be in effect from the first trading day of the rights, which is expected to take place on April
16, 2012 through April 25, 2012, both inclusive.

* * *
Banco Bilbao Vizcaya Argentaria, S.A.

P.p.
Erik Schotkamp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/11/2012	By:	Erik SCHOTKAMP
	Name:	Erik SCHOTKAMP
	Title:	Authorized representative